November 2, 2007

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549-7010

Mail Stop 3561

Re:	Ruby Newco LLC News Corporation Amendment No. 1 to Registration Statement on Form S-4 Filed October 17, 2007 File No. 333-145925

Dear Mr. Webb,

On behalf of News Corporation (the “Company”) and Ruby Newco LLC (“Ruby Newco,” and together with the Company, the “Registrants”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in the Staff’s letter dated October 24, 2007 (the “Comment Letter”) relating to Amendment No. 1 to the Registration Statement on Form S-4 (file no. 333-145925) (the “Registration Statement”), filed by the Registrants on October 17, 2007, and the Form 10-K for the year ended June 30, 2007 (file no. 001-32352 (the “2007 10-K”), filed by the Company on August 23, 2007. The responses are based on information provided to us by the Registrants and Dow Jones & Company, Inc. (“Dow Jones”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), as filed concurrently with this letter and dated November 2, 2007, via EDGAR submission. Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Amended Registration Statement and/or the 2007 10-K, as applicable.

The Amended Registration Statement reflects, as appropriate, the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate by the Registrants. We have also provided, on a supplemental basis, a blackline of the Amended Registration Statement marked against the Registration Statement to facilitate the Staff’s review.

Registration Statement

Comparative Per Share Information, page 30

1.	We note from your response to our prior comment 14 that you have included a disclosure on page 31 as to how the News Corporation pro forma per share data amounts were calculated or determined. However, we do not believe that your revised disclosure clearly sets forth the calculation of the pro forma per share data. For example, you state that the News Corporation pro forma adjustments were the same as the adjustments included in the Newco Unaudited Pro Forma Condensed Consolidated Statement of Operations, with two exceptions, however the exceptions do not provide dollar amounts of the adjustment which would be necessary to calculate the pro forma amounts. Also, we do not understand why you have stated an exception for the exclusion of interest income on cash and cash equivalents given as consideration, because there is no interest income adjustment on the Newco pro forma statement of operations on page 135. Please revise your disclosure so that the reader can clearly recalculate the News Corporation pro forma earnings per share data using information given in your disclosure. Your revised disclosure should include the News Corporation net income amounts for each period and the amounts of each adjustment used to determine the pro forma earnings per share data presented.

Response: In response to the Staff’s comment, the Registrants respectfully advise the Staff that with the inclusion of the pro forma information of the Company on page 135 of the Amended Registration Statement in response to the Staff’s comment #2 the pro forma per share information of the Company can now be clearly recalculated. In addition, in response to the Staff’s request, the Registrants have included a reference in the Comparative Per Share Information on page 30 of the Amended Registration Statement to the pro forma financial information of the Company.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 133

2.	We note from your response to our prior comment 33 that you believe that additional pro forma financial information showing the effect of the Dow Jones Merger transaction on News Corporation would not be meaningful to Dow Jones shareholders. However, we continue to believe that since there is a possibility that Dow Jones shareholders will elect to receive the unit consideration, additional pro forma financial information showing the affect of the Dow Jones merger transaction on News Corporation may be useful to the shareholders of Dow Jones voting with regards to the proposed merger. As previously requested, please revise the pro forma information to include additional columns reflecting the consolidation of Ruby Newco and its investment in Dow Jones being acquired in the merger in the pro forma financial information.

Response: In response to the Staff’s comment, the Registrants have included the pro forma information of the Company beginning on page 135 of the Amended Registration Statement.

Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2006 and for the six months ended June 30, 2007, page 135

3.	We note from your response to our prior comment 34 that Ruby Newco does not have an historical earnings per share. However, since the shareholders of Dow

Jones are voting on this transaction, we believe that it would be useful to include the historical earnings per share information of Dow Jones on the face of the pro forma statement of operations. Please revise your pro forma statements of operations to include disclosure of Dow Jones historical primary and fully diluted per share data based on continuing operations, as well as the number of shares used to compute historical earnings per share. See Rule 11-02(b)(7) of Regulation S-X.

Response: In response to the Staff’s comment, the Registrants have included the historical earnings per share information of Dow Jones on the face of the pro forma statement of operations beginning on page 135 of the Amended Registration Statement.

Notes to the Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 136

Adjustment (c)

4.	We note from your response to our prior comment 36 that you have revised your disclosure in adjustment (c) to provide details as to how the amount of incremental compensation expense was calculated. However, we still do not understand how the incremental compensation expense adjustments were calculated. Please explain to us and revise your disclosure in adjustment (c) to clearly explain how the $14 million and $7 million incremental compensation expense adjustments were calculated or determined. Include in your revised disclosure, the number of outstanding vested and unvested Dow Jones awards and the weighted average grant price of the unvested and vested Dow Jones equity based awards.

Response: In response to the Staff’s comment, the Registrants have revised adjustment (c) on page 137 of the Amended Registration Statement to include the following disclosure:

“Dow Jones stock-based compensation awards generally have a 3-year cliff vesting term. As of January 1, 2006, the assumed date of the acquisition for purposes of the pro forma income statement, approximately 2.6 million in-the-money stock-based compensation awards were partially vested. The total intrinsic value of these awards was $56 million. This is calculated as 2.6 million partially vested awards outstanding multiplied by $21.50 (representing the excess of the $60 per share cash consideration over the $38.50 weighted average exercise price). The intrinsic value of the unvested portion of these awards on January 1, 2006 would have been approximately $41 million. This is calculated by multiplying the $56 million by the weighted average portion of the service period not completed as of January 1, 2006 of 73%.

The incremental pro forma expense for 2006 was calculated as follows (dollars in Millions):

Intrinsic value of unvested portion as of January 1	$41
Divided by the remaining weighted average service period	2.4

17
Less: historical stock-based expense	(3)

Pro forma annual expense recorded	$14

The expense for the six months ended June 30, 2007 represents half of the pro forma annual expense above.”

Adjustment (d)

5.	We note from your response to our prior comment 37 and revised disclosure in note (d), that the portion of the pro forma adjustment to record amortization relating to the intangible assets acquired by Newco in the acquisition is $68 million and $34 million for the year ended December 31, 2006 and the six months ended June 30, 2007, respectively. In light of the fact that it appears from note (i) that $606 million of the purchase price was allocated to the customer relationship intangibles, which have a ten year useful life, please explain to us why the amortization expense for the year ended December 31, 2006 would be $68 million, rather than $60.6 million.

Response: In response to the Staff’s comment, the Registrants have revised adjustment (d) on page 137 of the Amended Registration Statement to include the following disclosure:

“The expense was calculated based on the following allocation (dollars in Millions):

Intangible assets	Preliminary Fair Value of Finite Lived Intangibles	Estimated Useful Life	Annual Amortization
Customer relationships	$538	10	$54
Acquired Technology	49	5	10
Advertising Relationships	19	4	4

	$606		$68

The expense for June 30, 2007 represents half of the annual amortization.”

Adjustment (f)

6.	We note the disclosure that has been added to footnote (f) in response to our prior comment number 40. However, we are unclear as to how you calculated or determined the effect on pro forma income from continuing operations per unit for the year ended December 31, 2006 and the six months ended June 30, 2007 in the event that 10% fewer Newco Class B common units were issued, of increases of $.05 per unit and $.01 per unit, respectively. Please tell us and clarify in footnote (f) how the amounts in your sensitivity analysis were calculated or determined.

Response: In Response to the Staff’s comment, the Registrants respectfully correct our earlier response and submit that the effect on earnings of issuing 10% fewer Newco Class B common units would not have a material impact on the pro forma financial statements. The Registrants have revised the disclosure in adjustment (f) beginning on page 138 accordingly.

Notes to the Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 138

Adjustment (i)

7.	We note from your response to our prior comment 43 that the initial estimate of the fair value of the intangibles was based on general industry data (i.e. attrition rates, subscriber lives, etc.) and publicly-available financial information on Dow Jones (historical revenue patterns, subscriber numbers, etc.). However, we do not believe that your response adequately explained the method or the significant assumptions used to value the customer relationship intangible. Please provide us a detailed analysis explaining the method used in your valuation of the customer intangibles including all significant assumptions. In addition, as previously requested, please revise the notes to the pro forma financial information to explain the primary reasons for the acquisition transaction, including a description of the factors that contributed to a purchase price that results in recognition of goodwill.

Response: In response to the Staff’s comment, the Registrants supplementally advise the Staff that the Registrants estimated the preliminary fair value of the customer relationships using the excess earnings method, a version of the income approach. Under this method, the fair value was estimated (the excess earnings attributable to the customer relationships) based on the profitability attributable to the customer relationships after considering charges for the use of contributory assets.

The first step in performing this method was to project the future sales and profits associated with customer relationships over their estimated remaining useful lives. In estimating future sales to existing customers, annual customer attrition rate assumptions ranging from approximately 10% to 25% were applied to revenue forecasts, based on observed historical customer attrition rates. Future profits were estimated based on assumptions of customer profit margins of approximately 5% to 25% that were derived from industry knowledge, publicly available information of other companies operating in the industry and preliminary information provided by Dow Jones. In addition, cash flows attributable to the existing customers were reduced by the assumption of economic charges for the use of contributory assets, which generally included working capital, fixed assets, trade names, technology, and assembled workforce to arrive at excess earnings.

The Registrants then tax effected the excess earnings and discounted them at an industry cost of capital, which ranged from 8% to 10%. To arrive at the fair value of the customer relationships, the Registrants also added the present value of the tax benefit arising from the annual amortization of the asset over 15 years under U.S. tax regulations. The resulting preliminary estimate of excess earnings represented the fair value of the customer relationships.

The Registrants note for the Staff that the above computations as well as the assumptions used therein are preliminary and will likely change once the valuations are finalized. Such changes may have a material impact on the amounts preliminarily allocated to identifiable intangibles and goodwill and any related deferred tax liabilities.

In addition, in response to the Staff’s comment, the Registrants have revised the language of footnote (n) to the unaudited pro forma condensed consolidated financial statements.

8.	Refer to footnote (i)—We note from your responses to our prior comment numbers 42 and 46 that the $30 million in fees and expenses to be paid by Dow Jones on behalf of certain Bancroft family members and related trusts to reimburse them for financial, legal and other advisors have been included as part of the transaction costs to be included in the purchase price. As these costs are being incurred by the accounting acquiree rather than the accounting acquirer, we do not believe they should be included in the purchase price for the transaction, but rather expensed by Dow Jones when they are incurred. Please revise to eliminate these costs from the purchase price for Dow Jones. The notes to the pro forma income statement should disclose the amount of the costs that will be incurred in connection with the merger transaction but should not include a pro forma adjustment for these costs since they will not have a continuing impact on the Company’s results of operations as required by Rule 11-02(b)(6) of Regulation S-X.

In addition, please explain the nature of the $17 million related to completed service for Dow Jones options that have been included in the $137 million of transaction costs included as part of the purchase price for Dow Jones. As part of your response, please explain how this amount was calculated or determined and explain why you have included this amount as a component of the purchase price. We may have further comment upon receipt of your response.

Response: In response to the Staff’s comment, the Registrants have revised the disclosure on page 137 of the Amended Registration Statement to exclude the fees and expenses to be paid by Dow Jones on behalf of certain Bancroft family members and related trusts to reimburse them for financial, legal and other advisors from the transaction costs for purposes of the unaudited pro forma condensed consolidated statement of operations and to disclose the amount of the costs that will be incurred in connection with the merger transaction as required by Rule 11-02(b)(6) of Regulation S-X. Further, the Registrants have revised the unaudited pro forma condensed consolidated balance sheet on page 142 of the Amended Registration Statement to eliminate these costs from the purchase price for Dow Jones. These costs are now reflected as a liability assumed by the acquirer as these costs are directly attributable to the transaction and factually supportable.

In further response to the Staff’s comment, the Registrants supplementally advise the Staff that Dow Jones stock-based compensation awards generally have a 3-year cliff vesting term and, as of the June 30, 2007, the assumed date of the acquisition for purposes of the balance sheet, approximately 2.5 million in-the-money stock options and other stock based awards were partially vested. The intrinsic value of the vested portion of these awards is included as part of the purchase price estimated at $17 million and $6 million, respectively. This is calculated in the aggregate as 2.5 million partially vested awards outstanding multiplied by $21.50 (representing the excess of the $60 per share cash consideration over the $38.50 weighted average exercise price) multiplied by the weighted average portion of the service period completed as of the balance sheet date of 43%. The Registrants have revised the footnote accordingly. In preparing the unaudited pro forma financial data, all holders of in-the-money equity based awards are assumed to have elected cash. Therefore, the intrinsic (rather than fair) value of the awards was used to determine the required purchase price adjustment and the adjustment was recorded as a liability rather than equity. Because FAS 123(R) does not provide specific guidance on the accounting for awards exchanged in a business combination, other than providing that the exchange of awards should be accounted for as a modification, we believe that it is appropriate to apply by analogy the guidance in FIN 44, paragraph 85, even where the settlement will be in cash. Accordingly, we determined the portion of the promised cash payment to be included in the purchase price. We allocated a portion of the exchange amount to future service, and the remaining $23 million was included in the purchase price.

Other

9.	The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response: The Registrants note the Staff’s comment and will update the financial statements as necessary to comply with Rule 3-12 at the effective date of the Amended Registration Statement.

10.	Provide a currently dated consent from the independent public accountant in the amendment.

Response: In response to the Staff’s comment, the Registrants have filed as exhibits to the Amended Registration Statement currently dated consents from PricewaterhouseCoopers LLP, as independent public accountant to Dow Jones, and Ernst & Young LLP, as independent public accountant to each of the Registrants.

News Corporation Form 10-K for the year ended June 30, 2007

Note 3. Acquisitions, Disposals and Other Transactions, page 96

11.	We note from your response to our prior comment 58 that you are accounting for the VeriSign put right in accordance with EITF D-98 and have reflected the accreted value of the put right in minority interest in subsidiaries in the consolidated balance sheet. Please revise future filings to disclose your accounting treatment for this put right, including the method and assumptions used to determine the fair value of the put right.

Response: In response to the Staff’s comment, the Company confirms that it will comply with the Staff’s comment in future filings.

Note 13. Equity Based Compensation, page 117

12.	We note from your disclosure to our prior comment 65 that you account for all RSUs that can be settled for cash as liabilities in accordance with paragraphs 31-32 of SFAS 123R. Please tell us, and disclose in the notes to the financial statements in future filings, the amount of the liability recorded for RSUs as of the date of each balance sheet presented.

Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the amount of the liability for cash settled RSUs at June 30, 2007 was $47 million. In addition, in further response to the Staff’s comment, the Company confirms that it will comply with the Staff’s comment and disclose the liability for cash settled RSUs in future filings.

Exhibit 5.2

13.	Please delete the first two sentences of the first full paragraph on page two of your opinion.

Response: In response to the Staff’s comment, the Registrants have deleted the requested language in the opinion filed as Exhibit 5.2 to the Amended Registration Statement.

14.	Please revise the last paragraph on page two by inserting the words “(other than the Company)” after the phrase “each of the parties to the Documents” in each subsection of the first sentence.

Response: In response to the Staff’s comment, the Registrants have revised the requested language in the opinion filed as Exhibit 5.2 to the Amended Registration Statement.

Exhibit 8.1

15.	Revise the opinion to adopt and incorporate the discussion in the text as your opinion. It is not adequate to say that it is accurate.

Response: In response to the Staff’s comment, the Registrants have revised the opinions filed as Exhibits 8.1 and 8.2 to the Amended Registration Statement. In addition, the Registrants have revised the disclosure on pages 122-123 and 128.

*        *        *

If you have any questions with respect to the foregoing, please contact me at (212) 735-2770, Howard Ellin at (212) 735-2438 or Amy Bowerman Freed of Hogan & Hartson LLP at (212) 918-3000.

Very truly yours,

/s/ Lou R. Kling
Lou R. Kling

CC:

Lawrence A. Jacobs, Esq.,

Senior Executive Vice President and Group General Counsel, News Corporation

Senior Executive Vice President and General Counsel, Ruby Newco LLC

Amy Bowerman Freed, Esq.

Hogan & Hartson LLP

Phil Richter, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP

Abigail Bomba, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP